SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

CBS CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

124857103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124857103	SCHEDULE 13G	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sumner M. Redstone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,110,939*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,110,939*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,110,939*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.6%
12		TYPE OF REPORTING PERSON (See Instructions) IN
* Includes shares owned by National Amusements, Inc. and NAI Entertainment Holdings LLC.

CUSIP No. 124857103	SCHEDULE 13G	Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) National Amusements, Inc. I.R.S. Identification No. 04-2261332
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,110,899*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,110,899*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,110,899*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 79.6%
12		TYPE OF REPORTING PERSON (See Instructions) CO
* Includes shares owned by NAI Entertainment Holdings LLC.

CUSIP No. 124857103	SCHEDULE 13G	Page 4 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAI Entertainment Holdings LLC I.R.S. Identification No. 27-344875
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,251,064
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,251,064
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,251,064
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.8%
12		TYPE OF REPORTING PERSON (See Instructions) CO

The Schedule 13G previously filed by the undersigned with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of CBS Corporation is hereby amended as follows:

Item 4.

Item 4 is hereby amended and restated in its entirety as follows:

(a)  Amount Beneficially Owned:  NAI Entertainment Holdings LLC (“NAI EH”) beneficially owns 8,251,064 shares of Class A Common Stock; National Amusements, Inc. (“NAI”) beneficially owns 30,110,899 shares of Class A Common Stock (including the shares owned by NAI EH); Sumner M. Redstone beneficially owns 30,110,939 shares of Class A Common Stock (including the shares owned by NAI and NAI EH).

(b)  Percent of Class:  21.8% with respect to NAI EH; 79.6% with respect to NAI and Sumner M. Redstone.

(c)  Number of shares as to which the person has:

(i)  sole power to vote or to direct the vote:  8,251,064 shares of Class A Common Stock with respect to NAI EH; 30,110,899 shares of Class A Common Stock with respect to NAI (including the shares owned by NAI EH); 30,110,939 shares of Class A Common Stock with respect to Sumner M. Redstone (including the shares owned by NAI and NAI EH);

(ii)  shared power to vote or to direct the vote:  None;

(iii)  sole power to dispose or to direct the disposition:  8,251,064 shares of Class A Common Stock with respect to NAI EH; 30,110,899 shares of Class A Common Stock with respect to NAI (including the shares owned by NAI EH); 30,110,939 shares of Class A Common Stock with respect to Sumner M. Redstone (including the shares owned by NAI and NAI EH);

(iv)  shared power to dispose or direct the disposition:  None.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2015

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Individually

NAI ENTERTAINMENT HOLDINGS LLC

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman and Chief Executive Officer

NATIONAL AMUSEMENTS, INC.

/s/ Sumner M. Redstone
Name:	Sumner M. Redstone
Title:	Chairman and Chief Executive Officer